Filed pursuant to Rule 433

Registration No. 333-232256

July 11, 2019

Brookfield Infrastructure Partners Presentation to investors July 11, 2019 A final base shelf prospectus and a registration statement (including a prospectus) containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada and the U.S. Securities and Exchange Commission, respectively. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document. This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Important Notice DISCLAIMER This presentation has been prepared for informational purposes only from information supplied by Brookfield Infrastructure Partners L.P. (“BIP”, “Brookfield Infrastructure”, the “Partnership”, “we” or “our”) and from third-party sources indicated herein. Such third-party information has not been independently verified. Brookfield Infrastructure makes no representation or warranty, expressed or implied, as to the accuracy or completeness of such information. CAUTION REGARDING FORWARD-LOOKING STATEMENTS This presentation contains forward-looking statements and information within the meaning of applicable securities laws. The words “will”, “plan”, “grow”, “expect”, “would”, “could”, “anticipate”, “may”, “sustainable”, “grow”, “expect”, “look”, “pipeline”, “estimate”, “contingent”, “intend”, “backlog”, “potential”, “target”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements and information in this presentation include statements regarding expansion of Brookfield Infrastructure’s business, growth in FFO, the likelihood and timing of successfully completing the acquisitions, asset sales and investment opportunities referred to in this presentation, including the potential acquisition of Genesee & Wyoming Inc., completion of our organic growth projects and future growth initiatives, future commitment of capital to additional projects, potential future investment opportunities, the future performance of acquired businesses and growth initiatives, and the level of distribution growth over the next several years and our expectations regarding returns to our unitholders as a result of such growth. These forward-looking statements and information are not historical facts but reflect our current expectations regarding future results or events and are based on information currently available to us and on assumptions we believe are reasonable. Although we believe that our anticipated future results, performance or achievements expressed or implied by these forward-looking statements and information are based on reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by these forward-looking statements and information. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations and our plans and strategies may vary materially from those expressed in the forward-looking statements and information herein. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this presentation include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favourable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space (including the ability to complete announced and potential acquisitions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to in this presentation as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in the Partnership’s most recent Annual Report on Form 20-F and the prospectus for the offering to which this presentation relates and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Important Notice (cont’d) IMPORTANT NOTE REGARDING NON-IFRS FINANCIAL MEASURES To measure performance we focus on net income as well as funds from operations (“FFO”), FFO per unit, adjusted funds from operations (“AFFO”), adjusted EBITDA, and invested capital, which we refer to throughout this presentation. We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. We define AFFO as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures). We define adjusted EBITDA as net income excluding the impact of depreciation and amortization, interest expense, current and deferred income taxes, breakage and transaction costs and non-cash valuation gains or losses. We define invested capital as partnership capital removing the following items: non-controlling interest in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes. We measure return on invested capital as AFFO, less estimated returns of capital on operations that are not perpetual in life, divided by the weighted average invested capital for the period. These measures are not calculated in accordance with, and do not have any standardized meaning prescribed by, International Financial Reporting Standards (“IFRS”) and therefore are unlikely to be comparable to similar measures presented by other issuers and have limitations as analytical tools. See the Reconciliation of Non-IFRS Financial Measures in the Appendix to this presentation, as well as reconciliations in the Partnership’s most recent Annual Report on Form 20-F and the Partnership’s most recent interim report for more information on certain of these measures, including reconciliations to the most directly comparable IFRS measures. COMPARABLES Page 5 of this presentation contains comparables regarding the Standard & Poor’s 500 Index (the “S&P 500 Index”), the Standard & Poor’s S&P/TSX Composite Index (the “S&P/TSX Composite Index”), the Standard & Poor’s 500 Utilities Index (the “S&P Utilities Index”), the Standard & Poor’s S&P/TSX Capped Utilities Index (the “S&P/TSX Capped Utilities Index”), the Alerian Master Limited Partnerships Index (the “Alerian MLP Index”) and the Dow Jones Brookfield Infrastructure Index (“DJB Infrastructure Index”) (collectively, “Comparables”). The Comparables are considered to be an appropriate basis for comparison with the Partnership because these are the key benchmarks the Partnership compares itself against. The information relating to the Comparables has been obtained or derived from public sources, and has not been verified by Brookfield Infrastructure or the investment dealers attending this presentation. Investors will not be entitled to a remedy under applicable Canadian securities legislation in the event that the Comparables contain a misrepresentation. PRESENTATION OF FINANCIAL INFORMATION All references to “$” or “US$” are to U.S. dollars, unless stated otherwise. MORE INFORMATION The Partnership has filed a Registration Statement on Form F-3 (including a prospectus) with the United States Securities and Exchange Commission (the “SEC”) in respect of the limited partnership units offered to the public (the “Offering”). Before you invest, you should read the prospectus in that Registration Statement and other documents the Partnership has filed with the SEC for more complete information about the Partnership and the Offering. The Partnership will also be filing a prospectus supplement relating to the Offering with securities regulatory authorities in Canada. You may get any of these documents for free by visiting EDGAR on the SEC website at www.sec.gov or via SEDAR at www.sedar.com. Also, the Partnership, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus or you may request it in the United States from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, Attention: Equity Syndicate, Phone: 877-822-4089, Email: equityprospectus@rbccm.com, or from TD Securities (USA) LLC, 31 W 52nd Street, New York, NY, 10019, Phone: 212-827-7392, or from CIBC World Markets Corp, 425 Lexington Ave, 5th Floor, New York, NY, Phone: (800) 282-0822, Email: USEPROSPECTUS@CIBC.COM, or from Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, Eleven Madison Avenue, 3rd floor, New York, NY 10010, Phone: 1-800-221-1037, Email: usa.prospectus@credit-suisse.com, or from Wells Fargo Securities, LLC, 375 Park Avenue, New York, New York 10152, Attention: Equity Syndicate Department, Phone: (800) 326-5897, Email: cmclientsupport@wellsfargo.com; or in Canada from RBC Dominion Securities Inc., 180 Wellington Street West, 8th Floor, Toronto, ON M5J 0C2, Attention: Distribution Centre, Phone: (416) 842-5349, Email: Distribution.RBCDS@rbccm.com, or from TD Securities Inc., Attention: Symcor, NPM, Phone: 289-360-2009, Email: sdcconfirms@td.com, 1625 Tech Avenue, Mississauga, Ontario, L4W 5P5, or from CIBC World Markets Inc., Attention: Michelene Dougherty, michelene.dougherty@cibc.ca or 416-956-3636, or from Credit Suisse Securities (Canada), Inc., 1 First Canadian Place, Suite 2900, Toronto, Ontario, M5X 1C9, Attention: Olivier Demet, Phone: 416-352-4749, Email: olivier.demet@credit-suisse.com, or from Wells Fargo Securities Canada, Ltd., 22 Adelaide St. W., Suite 2200 Toronto ON M5H 4E3, Attention: Akshay Pattni, Phone: 416 775 2954, Email: Akshay.Pattni@Wellsfargo.com.

Brookfield Infrastructure – Overview Generates a current yield of ~4.5%2 and has a strong track record of growing distributions We are one of the largest, globally diversified infrastructure owners in the world with operations in North and South America, Asia Pacific and Europe Our assets are comprised of critical and diverse infrastructure networks over which energy, water, goods, people and data flow or are stored We target a 12-15% total annual return on invested capital measured over the long term For the 12-month period ended March 31, 2019. Based on the current quarterly distribution of $0.5025 and unit price of $44.58 being the price at close of market on July 10, 2019. Proven management team & strategy Attractive sector High quality assets Sustainable cash flows Strong financial position INVESTMENT HIGHLIGHTS Our Adjusted EBITDA is: ~75%1 indexed to inflation ~95%1 regulated/contracted ~40%1 direct exposure to GDP growth CASH FLOW ATTRIBUTES

BIP has been a strong performer since its inception over a decade ago Track record of creating wealth for unitholders with strong annual growth 16% FFO/UNIT GROWTH1 17% TOTAL RETURN SINCE INCEPTION2 10% DISTRIBUTION GROWTH3 Includes dividend reinvestment *BIP (NYSE) and U.S. index returns since Jan 2008; BIP (TSX) and Canadian index returns since Sept 2009 **No dividend reinvestment for this index Calculated as the compounded annual growth rate (CAGR) of FFO for the years 2009-2019 (annualized), inclusive. Represents compounded annualized total return for BIP (NYSE) including reinvestment of unit distributions as at June 30, 2019 as referenced in the table above. Calculated as the CAGR of BIP distributions for the years 2009-2019 (annualized), inclusive. This table contains comparables. See page 3 for more information. STRONG UNIT PERFORMANCE Annualized Total Return4 (As at June 30, 2019) 1-Year 5-Year 10-Year* BIP (NYSE) 17% 14% 17% BIP (TSX) 17% 17% 25% S&P 500 Index 10% 11% 9% S&P Utilities Index 19% 10% 7% S&P/TSX Composite Index 4% 5% 7% S&P/TSX Capped Utilities Index 21% 8% 9% Alerian MLP Index 3% (7%) 6% DJB Infrastructure Index** 14% 5% 6% Peer Group

Looking back on 2018, another successful year We executed on a number of key priorities that enhanced our overall business Generated FFO1 of $1.23 billion, or $3.11 per unit – posted a strong year of organic growth of 8%2 Marked our tenth consecutive year of distribution increases, with a 7% distribution increase in 2019 Committed $1.9 billion of capital to new investments, of which $1.3 billion was deployed in North America3 Invested ~$800 million in organic growth capital projects3 Executed the first phase of our capital recycling program – generated $1.1 billion of net proceeds from sale of a Chilean transmission business See Appendix for a reconciliation to net income attributable to partnership and net income per limited partnership unit. On a constant currency basis. There is no certainty that any or all of these investments or organic growth capital projects will be completed. Refer to “Caution Regarding Forward-Looking Statements” on page 2 for further information.

The outlook for our business is positive

Brookfield

2019 is off to a strong start:

- Recorded FFO of **$351 million**[1], or **$0.88**[1] per unit; generated organic growth of **10%**[2]
- Deployed **~$200 million**[1] in growth capital expenditures; total capital expected to be commissioned in next three years is **~$2.0 billion**[3] (expect to generate going-in FFO yield of ~12%)
- Invested **~$500 million** to expand energy and data infrastructure operating groups
  - Integration efforts and initial performance are on track with underwriting

Plans for 2020:

- We have already committed to investing **~$700 million** into two transactions that will expand our global rail business and data infrastructure operating group
  - Both transactions should close by late 2019/early 2020[3]
- Expect to generate organic growth from volume growth and inflation indexation, in addition to **$750 million** of capital investments that are expected to start contributing to earnings[3]
- Actively pursuing a number of other opportunities that are in advanced stages of diligence[3]

1) For the first quarter ended March 31, 2019. See Appendix for a reconciliation to net income attributable to partnership and net income per limited partnership unit.
2) On a constant currency basis.
3) There is no certainty that any or all of these investments will be completed or that the additional funds will be committed to additional investments. Refer to "Caution Regarding Forward-Looking Statements" on page 2 for further information.

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Summary of offering and use of proceeds Raising $750 million of equity (including private placement to Brookfield) Proceeds used primarily to fund an active and advanced pipeline of new investment opportunities1 Recent initiatives: Take-private of a premier North American rail business Significant pipeline of prospective investments that are under exclusivity and/or in advanced stages of diligence1 If successful, these investments would further expand our regulated utilities, energy and data infrastructure operating groups There is no certainty that any or all of these investments will be completed or that the additional funds will be committed to additional investments. Refer to “Caution Regarding Forward-Looking Statements” on page 2 for further information.

Acquisition of a large-scale North American rail business On July 1, 2019, Brookfield Infrastructure announced its acquisition of Genesee & Wyoming Inc. (“G&W”), a highly strategic, large-scale North American rail business for $8.4 billion BIP will invest ~$500 million (~9% stake), alongside its consortium partners, including GIC and Brookfield’s institutional partners1 Acquisition is expected to close by year end or as soon as reasonably practical thereafter Subject to customary closing conditions, including approval by G&W stockholders and various regulatory, competition and anti-trust approvals There is no certainty that this transaction will be completed. Refer to “Caution Regarding Forward-Looking Statements” on page 2 for further information.

G&W is a compelling investment opportunity Integral network Scale operations Highly resilient and diversified business Immediate opportunities for operational improvements KEY HIGHLIGHTS

Scale Operations 120 rails and 26,000 km of track Dominant North American presence as largest short haul rail operator in U.S. and Canada Presence in UK/Europe and Australia Integral Network Integral component of the North American transportation system Provides critical last mile rail transport services Significant network connectivity with Class I rail lines Minimal transport alternatives in most service regions G&W Investment Highlights

Immediate opportunities for operational improvements Key areas for value creation: Driving margin improvement Maximizing commercial opportunities Highly resilient and diversified business Lack of a material counterparty and limited commodity exposure risk Supports industrial, consumer, agricultural and energy sectors Approximately 3,000 customers G&W Investment Highlights (cont’d)

~5% Increase 3 G&W is an attractive addition to BIP’s portfolio Significant addition to our global rail platform Expands presence across four continents First large-scale transport infrastructure business in North America Increases BIP’s exposure to North America to ~30% on a pro-forma basis Leverage to the world’s largest economy Returns expected to be in-line with 12-15% long-term objective1 Strong going-in FFO yield2 Organic growth over the next 5 years that is estimated to be above our 6-9% long-term target1 Stable cash flow generation across market cycles Refer to “Caution Regarding Forward-Looking Statements” on page 2. Defined as FFO over invested capital. Includes a full year contribution from recently closed North American businesses.

Pro-forma Offer

Brookfield

PARTNERSHIP CAPITAL

Current units outstanding[1]	397.2
Newly issued units (estimate)	17.8
Pro-forma total units outstanding	415.0
% increase in # units outstanding	4.5%

HIGH LEVEL CORPORATE LIQUIDITY SUMMARY

US$ BILLIONS		AMOUNT
Corporate liquidity at March 31, 2019[2,3]	$	1.7
Disclosed transactions		
North American rail business		(0.5)
New Zealand integrated telecom operations		(0.2)
Federally regulated assets of our western Canadian midstream business		(0.2)
Sale of European bulk port operations		0.1
Proceeds from equity issuance[4]		0.8
Minimum available liquidity to pursue additional investments	**$**	**1.7**
Plus contingent proceeds from capital recycling initiatives (~$1.5 billion in next 12-18 months)[5]	**$**	**~3.2**

1) Assuming the exchange of all of Brookfield's redeemable partnership units.
2) Corporate liquidity refers to the sum of: (i) corporate cash and cash equivalents, (ii) committed corporate credit facility, (iii) subordinate corporate credit facility, less (iv) draws on corporate credit facility, and (v) commitments under corporate credit facility.
3) Opening liquidity pro-forma the acquisition of our Indian gas pipeline business for $0.2 billion.
4) Assuming ~$0.5 billion public offering and ~$0.3 billion private placement to Brookfield.
5) There is no certainty that any or all of the capital recycling initiatives will be completed or that the anticipated proceeds will be received. Refer to "Caution Regarding Forward Looking Statements" on page 2 for further information.

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Appendix – Reconciliation to non-IFRS measures

Reconciliation of Non-IFRS Measures to IFRS Measures The following table reconciles net income attributable to the partnership, the most directly comparable IFRS measure, to FFO, a non-IFRS financial metric: The following table reconciles net (loss) income per limited partnership unit, the most directly comparable IFRS measure, to FFO per unit, a non-IFRS financial metric: US$ MILLIONS, UNAUDITED Three months ended March 31, 2019 12 months ended December 31, 2018 Net income attributable to partnership1 $ 30 $ 410 Add back or deduct the following: Depreciation and amortization 220 758 Deferred income taxes 2 (12) Mark-to-market on hedging items and other 99 284 Gain on sale of associates — (209) FFO $ 351 $ 1,231 US$ MILLIONS, UNAUDITED Three months ended March 31, 2019 12 months ended December 31, 2018 Net (loss) income attributable to partnership1 $ (0.05) $ 0.59 Add back or deduct the following: Depreciation and amortization 0.55 1.92 Deferred income taxes 0.01 (0.02) Mark-to-market on hedging items and other 0.04 (0.31) Gain on sale of associates — (0.53) Valuation losses (gains) and other 0.33 1.46 Per unit FFO2 $ 0.88 $ 3.11 Includes net income attributable to non-controlling interest – Redeemable Partnership units held by Brookfield, general partner and limited partners. During the three-month period ended March 31, 2019 and the year ended December 31, 2018, on average there were 398.7 and 395.4 million units outstanding, respectively.